SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of November, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

November 10, 2005

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

For Immediate Release

Bladex selects i-flex to lead its
Technology Transformation Process

Panama City and Mumbai, November 10, 2005: Banco Latinoamericano de Exportaciones S.A. (NYSE: BLX) (Bladex), a leading provider of trade finance in Latin America and the Caribbean, announced today that it has chosen i-flex® solutions (Reuters: IFLX.BO & IFLX.NS) to lead its technology transformation process. Bladex is i-flex’s first customer in Panama and the Central American region and is a testimony to the company’s continued success across the Latin American Region.

Bladex is also the first bank in Latin America to opt for a comprehensive suite of solutions from i-flex, encompassing FLEXCUBE®, ReveleusTM, FLEXCUBE Reporting Services (FRS), Business Process Consulting Services and Technology Deployment and Management Services (TDMS).

The solutions will allow Bladex to focus on its core business by automating its processes and enabling easy and fast dissemination of information to its affiliates.

"We are excited about having found in i-flex a competitive technology for our information and processing needs,” stated Bladex’s Chief Executive Officer, Jaime Rivera. He added, “Such a best-in-class platform reduces the risks often associated with comparable type implementations, and speeds our deployment of new services for our clients.”

The Bank chose FLEXCUBE because of its capability to scale up to future expansion plans and its ability to serve as a platform for the Bank to offer new products and services to its clients. In addition, the technology will help in the implementation of a more efficient reporting infrastructure for the Bank in line with compliance requirements of regulatory bodies both in Panama and the USA.

“Banks in Latin America are moving away from proprietary technologies and increasingly opting for flexible solutions to broaden the scope of their offerings and increase profitability.  i-flex is proud to help Bladex take the initiative in this regard. The nature of the implementation showcases the breadth of our offerings across products and services and also demonstrates our ability to resolve real world problems faced by banks,” said R. Ravisankar, CEO, International Operations and Business Development.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, Latin American, international commercial banks, and institutional and retail investors.

Additional information is available at www.blx.com

About i-flex solutions

i-flex® solutions (Reuters: IFLX.BO & IFLX.NS) a world leader in providing IT solutions to the financial services industry, has serviced over 590 customers in more than 115 countries. i-flex’s range of products, custom solutions and consulting services enable financial institutions to cut costs, respond rapidly to market needs, enhance customer service levels and mitigate risk.

i-flex and FLEXCUBE are registered trademarks of i-flex solutions. Reveleus, Daybreak and PrimeSourcing are trademarks of i-flex solutions and are registered in several countries.

All company and product names are trademarks of the respective companies with which they are associated.

For information, please visit: www.iflexsolutions.com

BLADEX SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the trade portfolio, the increase in the number of the Bank’s clients, the increase in activities engaged in by the Bank that are derived from the Bank’s trade finance client base, anticipated operating income in future periods, the improvement in the financial strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the possibility that the Bank will need to renegotiate, restructure or write-off certain of its Argentine loans; the possibility of pre-payments; the anticipated growth of the Bank’s trade finance portfolio; the continuation of the Bank’s preferred creditor status; the effects of increased interest rates on the Bank’s financial condition; the implementation of the Bank’s strategies and initiatives, including its revenue diversification strategy; the pending applications in the United States to open a representative office in Miami, Florida; the adequacy of the Bank’s allowance for credit losses to address the likely impact of the Argentine crisis and other credit risks on the Bank’s loan portfolio; the necessity of making additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; and the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals.

Contacts for Bladex:

Mr. Carlos Yap, Senior V.P., Finance
Tel: (507) 210-8581, e-mail: cyap@blx.com

-or-

Investor Relations Firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
Tel: (212) 406-3690
e-mail: bladex@i-advize.com

Contacts for i-flex® solutions:

INDIA Eapen Thomas i-flex solutions Tel:: +91-22-2823 5190, ext. 5132 Fax: +91-22-2836 3140 E-mail: eapen.thomas@iflexsolutions.com	INDIA Ramya B S i-flex solutions Tel: +91 80 22087294 Fax: + 91 80 25345090 / 56665271 Email: bs.ramya@iflexsolutions.com
APAC Parvez Ahmad i-flex solutions Tel: +65-6238 1900, ext. 212 Fax: +65-6238 1282 E-mail: parvez.ahmad@iflexsolutions.com	NORTH AMERICA & LATIN AMERICA Penney Richardson / Hugo Gordillo i-flex solutions Tel: +1-415-771 8106 / 646-619-5402 Email: penney.richardson@iflexsolutions.com
EUROPE Sunil Robert i-flex solutions Tel: +44-207-5314424 Mobile: +44-7834461271 E-mail: Sunil.robert@iflexsolutions.com	Adfactors PR Pvt. Ltd. Zarina Hodiwalla Mumbai Phone: +91-22-22813565 Mobile: 98204 00174 Email: zarina@adfactorspr.com